UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 10

                          Command Security Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    20050L100
                                    ---------
                                 (CUSIP Number)


                               Mr. Bruce Galloway
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 30, 2004
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100

1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Bruce Galloway
 _____________________________________________________________________________
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [x]

                                                          (b) [ ]
______________________________________________________________________________
3)      SEC USE ONLY
______________________________________________________________________________
4)      SOURCE OF FUNDS              OO
______________________________________________________________________________
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
___________________________________________________________________________
                          7)     SOLE VOTING POWER
NUMBER OF                           840,794
SHARES                _________________________________________________________
BENEFICIALLY              8)     SHARED VOTING POWER
OWNED BY                            0
EACH                  _________________________________________________________
REPORTING                 9)     SOLE DISPOSITIVE POWER
PERSON                              840,794
WITH                  _________________________________________________________
                         10)    SHARED DISPOSITIVE POWER
                                    0
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    840,794
______________________________________________________________________________
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            10.83%
______________________________________________________________________________
14)     TYPE OF REPORTING PERSON
                                            IN

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------

1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Galloway Capital Management, LLC
 _____________________________________________________________________________
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [x]

                                                          (b) [ ]
______________________________________________________________________________
3)      SEC USE ONLY
______________________________________________________________________________
4)      SOURCE OF FUNDS              OO
______________________________________________________________________________
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                               |_|
______________________________________________________________________________
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
___________________________________________________________________________
                      7)     SOLE VOTING POWER
NUMBER OF                           408,015
SHARES                _________________________________________________________
BENEFICIALLY          8)     SHARED VOTING POWER
OWNED BY                            0
EACH                  _________________________________________________________
REPORTING             9)     SOLE DISPOSITIVE POWER
PERSON                              408,015
WITH                  _________________________________________________________
                     10)     SHARED DISPOSITIVE POWER
                                    0
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    408,015
______________________________________________________________________________
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
______________________________________________________________________________

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            5.15%
______________________________________________________________________________
14)     TYPE OF REPORTING PERSON
                                            OO

                                  SCHEDULE 13D

CUSIP No. 20050L100

1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               GCM Security Partners, LLC
 _____________________________________________________________________________
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [x]

                                                          (b) [ ]
______________________________________________________________________________
3)      SEC USE ONLY
______________________________________________________________________________
4)      SOURCE OF FUNDS              OO
______________________________________________________________________________
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)                                               |_|
______________________________________________________________________________
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
___________________________________________________________________________
                      7)     SOLE VOTING POWER
NUMBER OF                           0%
SHARES               __________________________________________________________
BENEFICIALLY          8)     SHARED VOTING POWER
OWNED BY                            0
EACH                  _________________________________________________________
REPORTING             9)     SOLE DISPOSITIVE POWER
PERSON                              0%
WITH                  _________________________________________________________
                     10)     SHARED DISPOSITIVE POWER
                                    0
______________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    0%
______________________________________________________________________________
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
______________________________________________________________________________

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0%
______________________________________________________________________________
14)     TYPE OF REPORTING PERSON
                                    OO

                This Amendment is being filed on behalf of Mr. Bruce Galloway, an individual investor, GCM Security Partners, LLC ("GCM"), a Delaware limited liability company of which Mr. Galloway is a Managing Member, and Galloway Capital Management, LLC, ("Galloway Capital") of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Command Security Corporation, a New York corporation (the "Company" or "Command"). This Amendment is being filed to reflect (i) the revocation of proxies previously granted to Mr. Galloway by the following persons: Europa International, Inc., Sandra Pessin, Edwin and Carol Levy, Frances Sall IRA Rollover, Frances Sall Limited Partnership, Inventron, Ltd., Dr. Julian Henley, Michael Morley BSSC Master Defined Contribution Pension Plan, Gary Herman, Goren Bros, L.P., NTS, Jennifer
M. Bawden, Donald R. Fleischer, Jeff Cohen & Jeanne Cohen/JTWROS, Daniel Bertram, Albert W. Karnath IRA Rollover, Sorbo Family Trust DTD 10/31/1996 and Dr. Charles Starke and (ii) the distribution by GCM to its members, Atlantis Equities, Inc. and Galloway Capital of all shares of Common Stock and warrants relating to shares of Common Stock.

               Item 1.  Security and Issuer.

                The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

               Item 2.  Identity and Background.

                (a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor, GCM Security Partners, LLC ("GCM"), a Delaware limited liability company of which Mr. Galloway is a Managing Member and Galloway Capital Management, LLC ("Galloway Capital"), a Delaware limited liability company of which Mr. Galloway is a Managing Member, (collectively, the "Reporting Persons"), each of whose principal place of business is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019.

                (d) - (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                (f) Mr. Galloway is a United States citizen and GCM and Galloway Capital are a limited liability companies formed under the laws of the State of Delaware.

               Item 3.  Source and Amount of Funds or Other Consideration.

        The shares of Common Stock and warrants relating to shares of Common Stock distributed to Mr. Galloway, other members of GCM, Atlantis Equities, Inc. and Galloway Capital were distributed by GCM pro rata in accordance with (i) the members' capital contributions and (ii) with respect to those warrants distributed to Atlantis Equities, Inc. and Galloway Capital, an agreement among the members regarding fees for investment banking services performed by those entities relating to the acquisition by GCM of shares of Common Stock.

               Item 4.  Purpose of Transaction.

        The following persons have revoked proxies with respect shares of Common Stock previously granted to Mr. Galloway: Europa International, Inc., Sandra Pessin, Edwin and Carol Levy, Frances Sall IRA Rollover, Frances Sall Limited Partnership, Inventron, Ltd., Dr. Julian Henley, Michael Morley BSSC Master Defined Contribution Pension Plan, Gary Herman, Goren Bros, L.P., NTS, Jennifer
M. Bawden, Donald R. Fleischer, Jeff Cohen & Jeanne Cohen/JTWROS, Daniel Bertram, Albert W. Karnath IRA Rollover, Sorbo Family Trust DTD 10/31/1996 and Dr. Charles Starke.

        Further, GCM has distributed all its shares of Common Stock held by it and all warrants relating to shares of Common Stock to its members, Atlantis Equities, Inc. and Galloway Capital.

               Item 5.  Interest in Securities of the Issuer.

        (a) As of the date hereof, GCM does not beneficially own any shares of Common Stock.

        Mr. Galloway, for and on behalf of accounts over which he has control and through his control of Galloway Capital, may be deemed to beneficially own an aggregate of 840,794 shares of Common Stock, representing approximately 10.83% of the outstanding shares of Common Stock.

        Galloway Capital may be deemed to beneficially own an aggregate of 408,015 shares of Common Stock, representing approximately 5.15% of the outstanding shares of Common Stock.

        (b) Mr. Galloway has sole voting power over 840,794 shares of Common Stock and sole power to dispose of 840,794 shares of Common Stock.

        Galloway Capital has sole voting power over 408,015 shares of Common Stock and sole power to dispose of 408,015 shares of Common Stock.

        (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

        (d) Not applicable.

        (e) GCM ceased to be a beneficial owner of more than five percent of the Common Stock on August 30, 2004.

               Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        Not applicable.


               Item 7. Material to be Filed as Exhibits.

        Not applicable.

                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 2004





                                                   /s/ Bruce Galloway
                                                   ------------------
                                                   Bruce Galloway




                                                   GCM Security Partners, LLC

                                                   By: /s/ Bruce Galloway
                                                       ------------------

                                                   Name: Bruce Galloway
                                                   Title: Managing Member


                                                   Galloway Capital Management

                                                   By: /s/  Gary Herman
                                                       -----------------
                                                   Name: Gary Herman
                                                   Title: Managing Member